NEXPOINT REAL ESTATE STRATEGIES FUND

(the “Fund”)

Supplement dated March 10, 2023 to the Fund’s Statement of Additional Information (the “SAI”), dated April 30, 2022, as supplemented from time to time

This supplement provides new and additional information beyond that contained in the SAI and should be read in conjunction with the SAI. Capitalized terms and certain other terms used in this supplement, unless otherwise defined in this supplement, have the meanings assigned to them in the SAI.

Effective February 13, 2023, the following will replace the “Management of the Fund” including the headings “ Trustees Qualifications”, “Board Committees”, “Board Leadership Structure”, “Board Oversight of Risk Management”, “Trustee Ownership” and “Compensation” beginning on page 14 of the SAI:

MANAGEMENT OF THE FUND

The Board has overall responsibility to manage and control the business affairs of the Fund, including the complete and exclusive authority to oversee and to establish policies regarding the management, conduct and operation of the Fund’s business. The Board exercises the same powers, authority and responsibilities on behalf of the Fund as are customarily exercised by the board of directors of a registered investment company organized as a corporation. The business of the Fund is managed under the direction of the Board in accordance with the Agreement and Declaration of Trust and the Fund’s Bylaws (the “Governing Documents”), each as amended from time to time, which have been filed with the SEC and are available upon request.

The Board consists of five individuals, four of whom are not “interested persons” (as defined under the 1940 Act) of the Fund, the Adviser, or the Fund’s distributor (“Independent Trustees”). Interested Persons generally include affiliates, immediate family members of affiliates, any partner or employee of the Fund’s legal counsel, and any person who has engaged in portfolio transactions for the Fund or who has loaned the Fund money or property within the previous six months. Pursuant to the Governing Documents of the Fund, the Trustees shall elect officers including a President, a Secretary, a Treasurer, a Principal Executive Officer and a Principal Accounting Officer. The Board retains the power to conduct, operate and carry on the business of the Fund and has the power to incur and pay any expenses, which, in the opinion of the Board, are necessary or incidental to carry out any of the Fund’s purposes. The Trustees, officers, employees and agents of the Fund, when acting in such capacities, shall not be subject to any personal liability except for his or her own bad faith, willful misfeasance, gross negligence or reckless disregard of his or her duties.

Trustee Qualifications

Generally, the Fund believes that each Trustee is competent to serve because of their individual overall merits including: (i) experience, (ii) qualifications, (iii) attributes and (iv) skills.

The Fund does not believe any one factor is determinative in assessing a Trustee’s qualifications, but that the collective experience of each Trustee makes them each highly qualified.

Following is a list of the Trustees and executive officers of the Fund and their principal occupation over the last five years.

The “Fund Complex,” as referred to herein consists of: each series of NexPoint Funds I (“NFI”), each series of NexPoint Funds II (“NFII”), Highland Global Allocation Fund (“GAF”), Highland Income Fund (“HFRO”), NexPoint Real Estate Strategies Fund (“NRESF”), and NexPoint Capital, Inc. (the “BDC”), a closed-end management investment company that has elected to be treated as a business development company under the 1940 Act.

Name, Date of Birth, Position(s) with the Fund and Length of Time Served, Term of Office[1] and Number of Portfolios in the Fund Complex Overseen by the Trustees	Principal Occupations(s) During the Past Five Years and Other Directorships/Trusteeships Held During the Past Five Years	Experience, Qualifications, Attributes, Skills for Board Membership
Independent Trustees
Dr. Bob Froehlich (4/28/1953) Trustee since March 2016; Indefinite Term 8 funds

Retired.

Director of KC Concessions, Inc. (since January 2013); Director of American Sports Enterprise, Inc. (since January 2013); Chairman and owner, Kane County Cougars Baseball Club (since January 2013); Director of The Midwest League of Professional Baseball Clubs, Inc. (from January 2013 to December 2021); Director of Kane County Cougars Foundation, Inc. (since January 2013); Director of Galen Robotics, Inc. (since August 2016); Chairman and Director of FC Global Realty, Inc. (from May 2017 to June 2018); Chairman; Director of First Capital Investment Corp. (from March 2017 to March 2018); Director and Special Advisor to Vault Data, LLC (since February 2018); and Director of American Association of Professional Baseball, Inc. (since February 2021).

Significant experience in the financial industry; significant managerial and executive experience; significant experience on other boards of directors, including as a member of several audit committees.

Ethan Powell (6/20/1975) Trustee since March 2016; Chairman of the Board since March 2016; Indefinite Term 8 funds

Principal and CIO of Brookmont Capital Management, LLC since May 2020; CEO, Chairman and Founder of Impact Shares LLC since December 2015; Trustee/Director of the Fund Complex from June 2012 until July 2013 and since December 2013; and Director of Kelly Strategic Management since August 2021.

Trustee of Impact Shares Funds I Trust.

Significant experience in the financial industry; significant executive experience including past service as an officer of funds in the Fund Complex; significant administrative and managerial experience.

Bryan A. Ward (2/4/1955) Trustee since March 2016; Indefinite Term. 8 funds	Business Development Banker, CrossFirst Bank since January 2023 (President-Dallas from October 2020 until January 2023 and Senior Advisor from April 2019 until October 2022); Private Investor, BW Consulting, LLC since 2014; and Anderson Consulting/Accenture 1991- 2013.	Significant experience on this and/or other boards of directors/trustees, Audit Committee Chair; significant managerial and executive experience; significant experience as a management consultant.

Dorri McWhorter (6/30/1973) Trustee since May 2022; Indefinite Term. 8 funds

President & CEO, YMCA of Metropolitan Chicago (2021-Present); Chief Executive Officer, YWCA Metropolitan Chicago (2013-2021).

Board Director of William Blair Funds (since 2019); Board Director of Skyway Concession Company, LLC (since 2018); Board Director of Illinois CPA Society (2017-2022); Board Director of Lifeway Foods, Inc. (since 2020); Board Director of Green

Significant managerial and executive experience, including experience as president and chief executive officer; significant background and experience in financial accounting; significant experience on other boards

Name, Date of Birth, Position(s) with the Fund and Length of Time Served, Term of Office[1] and Number of Portfolios in the Fund Complex Overseen by the Trustees	Principal Occupations(s) During the Past Five Years and Other Directorships/Trusteeships Held During the Past Five Years	Experience, Qualifications, Attributes, Skills for Board Membership
	Thumb Industries, Inc. (February 2022 to October 2022); Member of Financial Accounting Standards Advisory Council (since 2021); Board Director of Lanza Global, Inc. (since 2023).	of directors, including for other registered investment companies.

Interested Trustee
John Honis[2] (6/16/1958) Trustee since March 2016; Indefinite Term. 8 funds	President of Rand Advisors, LLC (August 2013 – August 2022); Manager of Turtle Bay Resort, LLC (August 2011 – December 2018); and President of Valience Group, LLC since July 2021.	Significant experience in the financial industry; significant managerial and executive experience, including experience as president, chief executive officer or chief restructuring officer of five telecommunication firms; experience on other boards of directors.

Officers*

Name, Date of Birth, Position(s) held with the Trust and Length of Time Served, Term of Office	Principal Occupations(s) During the Past Five Years
James Dondero (6/29/1962) President and Principal Executive Officer since March 2016; Indefinite Term	Founder of NexPoint; Co-founder of HCMLP and HCMFA; Chairman of the Board of NexPoint Residential Trust, Inc. since 2015; NexPoint Hospitality Trust, NexPoint Real Estate Finance, Inc., Texmark Timber Treasury, L.P., Metro-Goldwyn-Mayer and SeaOne Holdings, LLC; Portfolio Manager of NXDT, GAF, HFRO, NexPoint Event Driven Fund and NexPoint Merger Arbitrage Fund (each a series of NFI); NexPoint Climate Tech Fund (formerly Highland Small-Cap Equity Fund (series of NFII); the BDC; and NRESF.

Frank Waterhouse (4/14/1971) Treasurer since March 2016; Principal Financial and Accounting Officer since April 2021; Indefinite Term	Chief Financial Officer of Skyview Group since February 2021; Chief Financial Officer and Partner of HCMLP from December 2011 and March 2015, respectively, to February 2021; Treasurer of the Fund Complex since May 2015.

Dustin Norris (1/6/1984) Executive Vice President since April 2019; Indefinite Term	Head of Distribution and Chief Product Strategist at NexPoint since March 2019; President of NexPoint Securities, Inc. since April 2018; Head of Distribution at HCMFA from November 2017 until March 2019; Chief Product Strategist at HCMFA from September 2015 to March 2019; Director of Product Strategy at HCMFA from May 2014 to September 2015; Officer of the Fund Complex since November 2012.

Name, Date of Birth, Position(s) held with the Trust and Length of Time Served, Term of Office	Principal Occupations(s) During the Past Five Years

Stephanie Vitiello (6/21/1983) Secretary since April 2021; Chief Compliance Officer and Anti-Money Laundering Officer since November 2021; Indefinite Term	Chief Compliance Officer and Counsel of Skyview Group since February 2021. Prior to her current role at Skyview Group, Ms. Vitiello served as Managing Director – Distressed, Assistant General Counsel, Associate General Counsel and In-House Counsel for HCMLP.

Will Mabry (7/2/1986) Assistant Treasurer since April 2021; Indefinite Term	Director, Fund Analysis of Skyview Group, since February 2021. Prior to his current role at Skyview Group, Mr. Mabry served as Senior Manager – Fund Analysis, Manager – Fund Analysis, and Senior Fund Analyst for HCMLP.

Rahim Ibrahim (8/17/1989) Assistant Secretary since November 2021; Indefinite Term	Compliance Manager and Counsel for Skyview Group since March 2022. Prior to his current role at Skyview Group, Mr. Ibrahim served as a Compliance Associate for Loring, Wolcott & Coolidge Trust, LLC from October 2019 to May 2021; Corporate Paralegal at Maples Group from April 2018 to October 2019; Associate Engagement Specialist-Compliance at Eze Software Group from June 2017 to April 2018.

[1]

On an annual basis, as a matter of Board policy, the Governance and Compliance Committee reviews each Trustee’s performance and determines whether to extend each such Trustee’s service for another year. Effective June 2013, the Board adopted a retirement policy wherein the Governance and Compliance Committee shall not recommend the continued service as a Trustee of a Board member who is older than 80 years of age at the time the Governance and Compliance Committee reports its findings to the Board.

[2]

In light of certain relationships between Mr. Honis and historically affiliated entities of the Adviser, including HCMLP, arising out of HCMLP’s pending Chapter 11 proceedings, Mr. Honis is treated as an Interested Trustee of the Trust effective January 28, 2020.

*	The address for each Trustee and Officer is c/o NexPoint Advisors, L.P., 300 Crescent Court, Suite 700, Dallas, Texas 75201.

Board Committees

Audit and Qualified Legal Compliance Committee. The members of the Audit and Qualified Legal Compliance Committee are Dr. Froehlich and Messrs. Powell and Ward and Ms. McWhorter, each of whom is independent for purposes of the 1940 Act. Mr. Ward serves as Chairman of the Audit and Qualified Legal Compliance Committee. The Audit and Qualified Legal Compliance Committee is responsible for (i) approving the Fund’s independent accountants, (ii) reviewing with the Fund’s independent accountants the plans and results of the audit engagement and reviewing the adequacy of the Fund’s internal accounting controls and,(iii) approving professional services provided by the Fund’s independent accountants. The Audit and Qualified Legal Compliance Committee is charged with compliance with Rules 205.2(k) and 205.3(c) of Title 17 of the Code of Federal Regulations regarding alternative reporting procedures for attorneys representing the Fund who appear and practice before the SEC on behalf of the Fund. The Audit and Qualified Legal Compliance Committee is also responsible for reviewing and overseeing the valuation of debt and equity securities that are not publicly traded or for which current market values are not readily available pursuant to policies and procedures adopted by the Board. The Board and Audit and Qualified Legal Compliance Committee will use the services of one or more independent valuation firms to help them determine the fair value of these securities. In addition, each member of the Audit and Qualified Legal Compliance Committee meets the current independence and experience requirements of Rule 10A-3 under the Exchange Act.

During the fiscal year ended December 31, 2022, the Audit and Qualified Legal Compliance Committee held five meetings.

The Governance and Compliance Committee. The Fund’s Governance and Compliance Committee’s function is to oversee and make recommendations to the full Board or the Independent Trustees, as applicable, with respect to the governance of the Fund, selection and nomination of Trustees, compensation of Trustees, and related matters, as well as to oversee and assist Board oversight of the Fund’s compliance with legal and regulatory requirements and to seek to address any potential conflicts of interest between the Fund and the Adviser in connection with any potential or existing litigation or other legal proceeding related to securities held by the Fund and the Adviser or another client of the Adviser. The Governance and Compliance Committee is also responsible for at least annually evaluating each Trustee and determining whether to recommend each Trustee’s continued service in that capacity. The Governance and Compliance Committee will consider recommendations for Trustee nominees from shareholders sent to the Secretary of the Fund, 300 Crescent Court, Suite 700, Dallas, Texas 75201. A nomination submission must include all information relating to the recommended nominee that is required to be disclosed in solicitations or proxy statements for the election of Trustees, as well as information sufficient to evaluate the recommended nominee’s ability to meet the responsibilities of a Trustee of the Fund. Nomination submissions must be accompanied by a written consent of the individual to stand for election if nominated by the Board and to serve if elected by the shareholders, and such additional information must be provided regarding the recommended nominee as reasonably requested by the Governance and Compliance Committee. The Governance and Compliance Committee is currently comprised of Dr. Froehlich and Messrs. Ward and Powell and Ms. McWhorter, each of whom is independent for purposes of the 1940 Act. Dr. Froehlich serves as the Chairman of the Governance and Compliance Committee. The Governance and Compliance Committee met five times during the fiscal year ended December 31, 2022.

The Distribution and Alternatives Oversight Committee. The members of the Distribution and Alternatives Oversight Committee are Dr. Froehlich and Messrs. Honis, Ward, and Powell and Ms. McWhorter. Mr. Honis serves as Chairman of the Distribution and Alternatives Oversight Committee. The Distribution and Alternatives Oversight Committee is responsible for reviewing arrangements with financial intermediaries who provide service to the Fund, including Fund payments to financial intermediaries, and for overseeing any funds that, in the Board’s determination, employ alternative investment strategies. The Distribution and Alternatives Oversight Committee met four times during the fiscal year ended December 31, 2022.

Board Leadership Structure

The Board is led by Ethan Powell, an Independent Trustee, who has served as the Chairman of the Board since March 2016. Under certain 1940 Act governance guidelines that apply to the Fund, the Independent Trustees will meet in executive session, at least quarterly. Under the Fund’s governing documents, the Chairman of the Board is responsible for (a) presiding at board meetings, (b) calling special meetings on an as-needed basis, (c) execution and administration of Fund policies including (i) setting the agendas for board meetings and (ii) providing information to board members in advance of each board meeting and between board meetings. The Fund believes that the Chairman, and, as an entity, the full Board, provide effective leadership that is in the best interests of the Fund and each shareholder.

The Board periodically reviews its leadership structure, including the role of the Chairman. The Board also completes an annual self-assessment during which it reviews its leadership and Committee structure and considers whether its structure remains appropriate in light of the Fund’s current operations. The Board believes that its leadership structure, including the current percentage of the Board who are Independent Trustees is appropriate given its specific characteristics. These characteristics include: (i) the extent to which the work of the Board is conducted through the standing committees, and that the Audit and Qualified Legal Compliance Committee and the Governance and Compliance Committee meetings are each chaired by an Independent Trustee; (ii) the extent to which the Independent Trustees meet as needed, together with their independent legal counsel, in the absence of members of management and any member of the Board who is considered an “interested person” of the Fund; and (iii) Mr. Powell’s and Mr. Honis’ previous positions with HCMFA and/or historical affiliates of the Adviser which enhances the Board’s understanding of the operations of the Adviser.

Board Oversight of Risk Management

The Board’s role is one of oversight, rather than active management. This oversight extends to the Fund’s risk management processes. These processes are embedded in the responsibilities of officers of, and service providers to, the Fund. For example, the Adviser and other service providers to the Fund are primarily responsible for the management of the Fund’s investment risks. The Board has not established a formal risk oversight committee. However, much of the regular work of the Board and its standing Committees addresses aspects of risk oversight. For example, the Trustees seek to understand the key risks facing the Fund, including those involving conflicts of interest; how management identifies and monitors these risks on an ongoing basis; how management develops and implements controls to mitigate these risks; and how management tests the effectiveness of those controls.

In the course of providing that oversight, the Board will receive a wide range of reports on the Fund’s activities from the Adviser and other service providers, including reports regarding the Fund’s investment portfolio, the compliance of the Fund with applicable laws, and the Fund’s financial accounting and reporting. The Board will also meet periodically with the Fund’s Chief Compliance Officer to receive reports regarding the compliance of the Fund with the federal securities laws and the Fund’s internal compliance policies and procedures and meets with the Fund’s Chief Compliance Officer periodically, including at least annually, to review the Chief Compliance Officer’s annual report. The Board’s Audit and Qualified Legal Compliance Committee will also meet regularly with the Chief Financial Officer and Treasurer and the Fund’s independent public accounting firm to discuss, among other things, the internal control structure of the Fund’s financial reporting function. The Board will also meet periodically with the portfolio managers of the Fund to receive reports regarding the management of the Fund, including its investment risks.

The Board recognizes that not all risks that may affect the Fund can be identified, that it may not be practical or cost-effective to eliminate or mitigate certain risks, that it may be necessary to bear certain risks (such as investment-related risks) to achieve the Fund’s goals, that reports received by the Trustees with respect to risk management matters are typically summaries of the relevant information, and that the processes, procedures and controls employed to address risks may be limited in their effectiveness. As a result of the foregoing and other factors, risk management oversight by the Board and by the Committees is subject to substantial limitations.

Trustee Ownership

The following table indicates the dollar range of equity securities that each Trustee beneficially owned in the Fund and the aggregate dollar range of equity securities owned by the Trustees in all funds overseen by the Trustees in the Fund Complex as of December 31, 2022.

Name of Trustee	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities(1) Owned in All Funds of the Funds Complex Overseen by Trustee(2)
Independent Trustees
Ethan Powell	None	$10,001-$50,000
Dr. Bob Froehlich	None	Over $100,000
Bryan A. Ward	None	$50,001-$100,000
Dorri McWhorter[3]	None	None
Interested Trustee
John W. Honis	None	None

[1]	Based on market value as of December 31, 2022.
[2]	Dollar ranges are as follows: None, $1-$10,000, $10,001-$50,000, $50,001-$100,000 and over $100,000.
[4]	Effective May 1, 2022, Dorri McWhorter has been appointed as an Independent Trustee by the Board.

Compensation

The executive officers of the Fund receive no direct remuneration from the Fund. Each Trustee who oversees all of the funds in the Fund Complex receives an annual retainer of $150,000 payable in quarterly installments and allocated among each portfolio in the Fund Complex based on relative net assets. Trustees are reimbursed for actual out-of-pocket expenses relating to attendance at meetings The Trustees do not receive any separate compensation in connection with service on Committees or for attending Board or Committee Meetings; however, the Chairman of the Board and the Chairman of the Audit and Qualified Legal Committee each receive an additional payment of $10,000 payable in quarterly installments and allocated among each portfolio in the Fund Complex based on relative net assets. The Trustees do not have any pension or retirement plan.

The table below details the amount of compensation the Trustees received from the Fund during the fiscal year ended December 31, 2022. The Fund does not have a bonus, profit sharing, pension or retirement plan.

Name of Trustee	Aggregate Compensation From the Fund	Pension or Retirement Benefits Accrued as Part of the Fund’s Expenses	Estimated Annual Benefits Upon Retirement	Aggregate Compensation From the Funds Complex
Independent Trustees
Dr. Bob Froehlich	$1,820	$0	$0	$150,000
Bryan A. Ward	$1,706	$0	$0	$160,000
Ethan Powell	$1,820	$0	$0	$160,000
Pamela Corrie[1]	$1,701	$0	$0	$149,589
Dorri McWhorter[2]	$1,140	$0	$0	$100,274
Interested Trustees
John W. Honis	$1,706	$0	$0	$150,000

[1]	Effective February 13, 2023, Pamela Corrie resigned as an Independent Trustee of the Trust.
[2]	Effective May 1, 2022, Dorri McWhorter has been appointed as an Independent Trustee by the Board.

PLEASE RETAIN THIS SUPPLEMENT FOR FUTURE REFERENCE.

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